CERTIFICATE OF QUALIFIED PERSON

Neil Robinson, P.Eng.

I, Neil Robinson, P.Eng., certify that:

1. I am employed as a Senior Hydrogeologist with Ausenco Sustainability ULC ("Ausenco"), with an office address of 1221 Broad Street, Suite 303 Victoria, British Columbia V8W 2A4 Canada.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from the University of Waterloo with a Bachelor of Applied Science in Civil Engineering in 1990.

4. I am a Professional Engineer registered with the Engineers and Geoscientists British Columbia (No. 21463).

5. I have practiced my profession continuously for over 20 years with experience in hydrogeological site investigations and analysis, groundwater quality analysis and numerical modelling. Previous projects that I have worked on with similar features Panuco project include the Seymour Falls Seismic Upgrade located in British Columbia, the Upper Beaver Advanced Exploration Project located in Ontario, and the Cordero Silver Project Ni 43-101 Technical Report and Feasibility Study located in Chihuahua State, Mexico.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have not visited the Panuco Project

8. I am responsible for sections 18.12, 25.10.5, 26.10 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is defined in Section 1.5 of NI 43-101.

10. I have been previously involvement with the Panuco Project. I worked on the Environmental Impact Assessment and the FS Bridging Study, previously.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 2, 2025

"Signed and sealed"

/s/Neil Robinson
Neil Robinson, P.Eng.